PARK NATIONAL CORPORATION
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451

April 16, 2009

Via EDGAR Transmission

Mr. Mark Webb
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

RE: Response to Follow-Up Comment Letter dated April 14, 2009 concerning the review of Park National Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 25, 2009, File No. 001-13006.

Dear Mr. Webb:

Management of Park National Corporation (“Park,” “we” or “our”) has reviewed the above-referenced comment letter and offers the following explanations:

Part III

Item 1. Executive Compensation

1.	We note your response to prior comments 5, 6 and 7. In future filings, tailor your disclosure on executive compensation to more closely track and clarify the actual practices and decisions made. For clarity, quantify the amounts discussed and the time period to which they relate.

We agree with your comment and accordingly will include the requested tailored disclosure in future filings.

Exhibit 13

Credit Experience, page 39

2.	Please refer to your response to comment 3 of our letter dated March 27, 2009. We note your reference to the disclosures on page 32 of your annual report. While those disclosures provide information on the methodology used to determine the allowance for loan losses, they do not appear to discuss how the application of that methodology resulted in the significant changes in the allowance for loan losses in 2008. Please revise future filings to incorporate the substance of your response to our comment in your document, including changes in loan grades and the assumptions regarding your forecast for the loan loss provision in 2009.

We agree with your comment and will appropriately expand our disclosure in future filings.

Table 12 – Consolidated Five-Year Selected Financial Data, page 43

Table 13 – Quarterly Financial Data, page 44

3.	Please refer to your response to comment 4 of our letter dated March 27, 2009. We have the following additional comments:

•	Consistent with the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and not withstanding your assertion that the goodwill at Park National will not be impaired, we continue to believe that excluding the goodwill impairment charges from various measures is not appropriate because of their recurring nature.

•	Regarding your assertions regarding the transparency of the trends on the return on average assets, we believe one of the primary purposes of MD&A is to describe for a reader the effects on the GAAP financial statements of the information you are currently presenting on a non-GAAP basis. We believe the effects of the write-offs can and should be effectively communicated in a narrative format. As stated in the guidance of FAQ 8, “Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure.”

•	We note your reference to the analyst information you obtained through your inquiry and we are aware that analysts frequently adjust GAAP financial statements to suit the needs of their constituents; however, we do not believe that it is appropriate for reporting purposes to present non-GAAP information in anticipation of the needs of analysts’ constituents when such presentations conflict with the guidance of Item 10(e) of Regulation S-K. Further, we do not believe that presenting non-GAAP EPS for items that accrue to shareholders is appropriate. Please revise future filings accordingly.

We agree that in future filings, we will not include disclosure of non-GAAP financial measures involving goodwill impairment in our tables addressing consolidated five-year selected financial data and quarterly financial data.

Certification

The undersigned, the Chief Financial Officer of Park, acknowledges the following:

•	Park is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact me at (740) 349-3792 with any questions.

Sincerely,

/s/ John W. Kozak
John W. Kozak
Chief Financial Officer

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